Exhibit 99.2

Check-Cap and GE Healthcare Achieve Development Milestone in High-volume X-Ray
Capsule Manufacturing Collaboration

Ingestible capsule brings patients one step closer to prep-free, colon screening

ISFIYA, Israel and CHALFONT ST. GILES, England, May 9, 2017 /PRNewswire/ -- Check-Cap Ltd. (NASDAQ: CHEK, CHEKW), a clinical-stage company engaged in the development of an ingestible capsule for preparation-free, colorectal cancer screening and GE Healthcare (NYSE: GE) today announced the companies have successfully achieved the initial milestone in their ongoing collaboration to develop high-volume, X-ray capsule manufacturing capabilities. Specifically, X-ray sources produced at GE Healthcare using a customized manufacturing method passed all  tests required to ensure compliance with C-Scan® system specifications.

"We are very excited to have achieved success in the first critical phase of our collaboration with GE Healthcare, where we demonstrated the capability of our process to manufacture X-ray sources for the C-Scan® system," said Bill Densel, CEO of Check-Cap. "We look forward to moving ahead with the development and validation of scalable production and integration processes that can provide capsules for future U.S. clinical trials and commercialization."

Colorectal cancer is the second leading cause of cancer death in the U.S., with an estimated 135,000 diagnoses and 50,000 deaths in 2017[1].  Despite compelling evidence that screening can detect colorectal cancer and precancerous polyps, nearly one-third of the recommended adult population has never been screened. The C-Scan® system is designed to improve the patient experience with screening  by eliminating many unattractive requirements, such as bowel preparation, fasting, and sedation.

"The results of this critical phase of the collaboration are incredibly exciting for patients and the future prevention of colorectal cancer," said Emmanuel Ligner, General Manager of Core Imaging for GE Healthcare Life Sciences. "GE Healthcare will continue its collaboration with Check-Cap using our expertise in radiopharmaceutical and device manufacturing to bring the C-Scan® system to clinicians and patients."

1 "Key Statistics for Colorectal Cancer," American Cancer Society, https://www.cancer.org/cancer/colon-rectal-cancer/about/key-statistics.html

About Check-Cap

Check-Cap is a clinical-stage medical diagnostics company developing C-Scan®, the first capsule-based system for preparation-free colorectal cancer screening.

Utilizing innovative ultra-low dose X-ray and wireless communication technologies, the capsule generates information on the contours of the inside of the colon as it passes naturally.  This information is used to create a 3D map of the colon, which allows physicians to look for polyps and other abnormalities. Designed to improve the patient experience and increase the willingness of individuals to participate in recommended colorectal cancer screening, C-Scan® removes many frequently-cited barriers, such as laxative bowel preparation, invasiveness and sedation. The C-Scan® system is currently not cleared for marketing in any jurisdiction.

About GE Healthcare

GE Healthcare provides transformational medical technologies and services to meet the demand for increased access, enhanced quality and more affordable healthcare around the world.  GE (NYSE: GE) works on things that matter - great people and technologies taking on tough challenges. From medical imaging, software & IT, patient monitoring and diagnostics to drug discovery, biopharmaceutical manufacturing technologies and performance improvement solutions, GE Healthcare helps medical professionals deliver great healthcare to their patients. For more information about GE Healthcare, visit our website at http://www.gehealthcare.com.

Legal Notice Regarding Forward-Looking Statements

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CONTACT:
Investors
David Carey
Lazar Partners Ltd.
+1-212-867-1768
dcarey@lazarpartners.com

Vivian Cervantes
PCG Advisory
+1-212-554-5482
vivian@pcgadvisory.com

Media
Erich Sandoval or Rob Sawyer
Lazar Partners Ltd.
+1-213-908-6226 or +1-212-843-0209
esandoval@lazarpartners.com
rsawyer@lazarpartners.com

GE Healthcare
Mia Mallen
Communications
+1-857-260-4055
mia.mallen@ge.com